As filed with the Securities and Exchange Commission on May 10, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement
under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 1)

Whitestone REIT
Whitestone REIT Operating Partnership, L.P.
(Name of Subject Company (Issuer))

Whitestone REIT
Whitestone REIT Operating Partnership, L.P.
 (Names of Filing Person (Issuer))

Class A common shares of Whitestone REIT,	Units of Limited Partnership of
($0.001 Par Value)	Whitestone REIT Operating Partnership, L.P.
(Title of Class of Securities)	(Title of Class of Securities)

966084105	None
(CUSIP Numbers of Class of Securities)	(CUSIP Numbers of Class of Securities)

James C. Mastandrea, President and Chief Executive Officer
Whitestone REIT
2600 South Gessner, Suite 500
Houston, Texas 77063
(713) 827-9595
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

John A. Good, Esq.
Amanda R. Poe, Esq.
Bass, Berry & Sims PLC
100 Peabody Place, Suite 900
Memphis, Tennessee 38103
(901) 543-5900

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee
$17,812,890	$2,042

(1)
This valuation assumes the exchange of up to 1,321,431 Class B common shares of Whitestone REIT, the maximum number of shares that may be delivered in connection with the exchange offer.  Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(a)(4) under the Securities Exchange Act of 1934, as amended, based on the average of the high and low prices of the Whitestone REIT’s Class B common shares on the NYSE Amex on April 25, 2012.

[x]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,042	Filing Party:	Whitestone REIT
Whitestone REIT Operating Partnership, L.P.

Form or Registration No.: Form S-4 (333-180990)	Date Filed:	April 26, 2012

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[x]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

EXPLANANTORY NOTE

The original filing indicated that the subject transaction was subject to Rule 13e-3 promulgated under the Securities Exchange Act of 1934, as amended.  However, as the issuers are entitled to and are relying on the exception provided in Rule 13e-3(g)(2), such indication and relevant portions have been removed in this amendment.

SCHEDULE TO

This Amendment No. 1 (this “Amendment”) amends and supplements the tender offer statement on Schedule TO (as amended, the “Schedule TO”) initially filed with the Securities and Exchange Commission (the “SEC”) on April 27, 2012 with respect to an offer, or the Exchange Offer, by Whitestone REIT, a Maryland real estate investment trust, or the Company, and Whitestone REIT Operating Partnership, L.P., a Delaware limited partnership, or the Operating Partnership, to exchange Class B common shares of beneficial interest, $0.001 par value per share, or Class B common shares, of the Company on a one-for-one basis for (i) up to 867,789 outstanding shares of the Company’s Class A common shares of beneficial interest, $0.001 par value per share, or Class A common shares; and (ii) up to 453,642 outstanding units of limited partnership in the Operating Partnership, or the OP units, upon the terms and subject to the conditions contained in the prospectus (as may be amended or supplemented from time to time, the Prospectus) dated May 10, 2012, which forms part of the Company’s and the Operating Partnership’s joint Registration Statement on Form S-4 (File Nos. 333-180990 and 333-180990-01) originally filed with the SEC on April 27, 2012 (as amended, the Registration Statement), and the related letters of transmittal, copies of which are included herein as Exhibits (a)(1)(i) and (a)(1)(ii), respectfully.

This tender offer statement is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended. The information in the Prospectus and the related letters of transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 1. Summary Term Sheet.

The information under the heading “Summary” in the Prospectus is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address.

The name of the issuer of the Class A common shares and Class B common shares is Whitestone REIT. Its principal executive offices are located at 2600 South Gessner, Suite 500, Houston, Texas 77063 and the telephone number of its principal executive offices is (713) 827-9595.

The name of the issuer of the OP units is Whitestone REIT Operating Partnership, L.P. Its principal executive offices are located at 2600 South Gessner, Suite 500, Houston, Texas 77063 and the telephone number of its principal executive offices is (713) 827-9595.

(b) Securities.

The subject classes of securities to be exchanged in the Exchange Offer are the Company’s Class A common shares and the Operating Partnership’s OP units.  Each validly tendered Class A common share or OP unit will be exchanged for one of the Company’s Class B common shares.  As of April 13, 2012, there were 1,737,347 Class A common shares, 907,347 OP units, not held by the Company, and 10,158,247 Class B common shares outstanding.

(c) Trading Market and Price.

The information set forth under the heading “Market for Securities” of the Prospectus is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address.

The filing persons are Whitestone REIT and Whitestone REIT Operating Partnership, L.P.  The principal executive offices for both Whitestone REIT and Whitestone REIT Operating Partnership L.P. are located at 2600 South Gessner, Suite 500, Houston, Texas 77063 and the telephone number of the principal executive office is (713) 827-9595.

The information under the heading “Security Ownership of Certain Beneficial Owners and Management” in the Prospectus is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms.

(1) Tender Offers.

The information under the headings “Summary,” “The Exchange Offer,” “Comparison of Ownership of OP Units and Common Shares” and “Material U.S. Federal Income Tax Considerations” in the Prospectus is incorporated herein by reference.

(2) Merger or Similar Transactions.

Not applicable.

(b) Purchases.

Certain Class A common shares and OP units that are the subject of the Exchange Offer are owned by officers, trustees or affiliates of the Company.  Any such officers, trustees or affiliates of the Company may participate in the Exchange Offer to the same extent and on the same terms and conditions as any person who is not an officer, trustee or affiliate of the Company or the Operating Partnership.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(e)           Agreements Involving the Subject Company’s Securities.

The information under the headings “Security Ownership of Certain Beneficial Owners and Management” and “The Operating Partnership Agreement” in the Prospectus is incorporated herein by reference.

In addition, the information set forth under the headings “Compensation Discussion and Analysis -- 2011 Executive Compensation Elements,” “Executive Compensation,” “Compensation of Trustees” and “Certain Relationships and Related Transactions” in the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 10, 2012, is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information under the subheading “The Exchange Offer — Purpose of the Exchange Offer” in the Prospectus is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth under the subheading “The Exchange Offer — Accounting Treatment” in the Prospectus is incorporated herein by reference.

(c) Plans.

(1) None.

(2) None.

(3) The information under the subheadings “Distribution Policy” and “The Exchange Offer — Accounting Treatment” in the Prospectus is incorporated herein by reference.

(4) None.

(5) None.

(6) None.

(7) The information under the subheading “The Exchange Offer – Effect of the Exchange Offer” in the Prospectus is incorporated herein by reference.

(8) The information under the subheading “The Exchange Offer – Effect of the Exchange Offer” in the Prospectus is incorporated herein by reference.

(9) None.

(10) None.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information under the subheading “The Exchange Offer — Fees and Expenses” in the Prospectus is incorporated herein by reference.

(b) Conditions.

None.

(d)           Borrowed Funds.

None.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information under the heading “Security Ownership of Certain Beneficial Owners and Management” in the Prospectus is incorporated herein by reference.

(b) Securities Transactions.

No transactions in the subject securities have occurred in the past sixty (60) days.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

With respect to solicitations in connection with the Exchange Offer, the information under the subheading “The Exchange Offer — The Exchange Agent” in the Prospectus is incorporated herein by reference. In addition, none of the Company, the Operating Partnership or the exchange agent is making any recommendation as to whether holders of the Class A common shares or OP units should choose to tender the Class A common shares or OP units in the Exchange Offer.

Item 10.  Financial Statements.

(a) Financial Information.

(1) The consolidated financial statements and other information set forth under (i) Part IV, Item 15 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, and (ii) Part IV, Item 15 of the Operating Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 are, in each case, incorporated by reference herein and may be accessed electronically on the SEC’s website at http://www.sec.gov.

(2) Not applicable.

(3) Not applicable.

(4) As of December 31, 2012, the book value per Class A common share, OP unit and Class B common share was $10.22, $10.84 and $10.22, respectively.

(b) Pro Forma Financial Information.

Not applicable.

Item 11.  Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth under Item 5 above is incorporated herein by reference.

(2) The information under the subheading “The Exchange Offer — Conditions of the Exchange Offer” in the Prospectus is incorporated herein by reference.

(3) Not applicable.

(4) Not applicable.

(5) None.

(b) Not applicable.

(c) Other Material Information.

None.

Item 12. Exhibits

Exhibit No.	Description
(a)(1)(i)	Prospectus, dated May 10, 2012 (incorporated by reference to the Registration Statement on Form S-4 (File No. 333-180990), filing pursuant to Rule 424(b)(3) on May 10, 2012
(a)(1)(ii)	Letter of Transmittal for Class A common shares
(a)(1)(iii)	Letter of Transmittal for OP units
(a)(4)	Incorporated by reference herein to Exhibit (a)(1)(i) hereof
(h)(i)	Opinion of Venable LLP (incorporated by reference to Exhibit 5.1 to the Registration Statement on Form S-4 (File No. 333-180990), filed on April 27, 2012)
h(ii)	Opinion of Bass, Berry & Sims PLC (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form S-4 (File No. 333-180990), filed on April 27, 2012)

Item 13.   Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Whitestone REIT

By:	/s/ James C. Mastandrea
James C. Mastandrea Chief Executive Officer and Chairman

Whitestone REIT Operating Partnership, L.P.

By:	Whitestone REIT, its General Partner
	By:	/s/ James C. Mastandrea
James C. Mastandrea Chief Executive Officer and Chairman

Date: May 10, 2012

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Prospectus, dated May 10, 2012 (incorporated by reference to the Registration Statement on Form S-4 (File No. 333-180990), filing pursuant to Rule 424(b)(3) on May 10, 2012
(a)(1)(ii)	Letter of Transmittal for Class A common shares
(a)(1)(iii)	Letter of Transmittal for OP units
(a)(4)	Incorporated by reference herein to Exhibit (a)(1)(i) hereof
(h)(i)	Opinion of Venable LLP (incorporated by reference to Exhibit 5.1 to the Registration Statement on Form S-4 (File No. 333-180990), filed on April 27, 2012)
h(ii)	Opinion of Bass, Berry & Sims PLC (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form S-4 (File No. 333-180990), filed on April 27, 2012)